SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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SAPIENS ANNOUNCES Q1 2008 RESULTS

Company Continues to Improve Performance for the Sixth Consecutive Quarter

Cary, N.C. – May 20, 2008 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Emblaze/Formula Group (LSE:BLZ.L) (NASDAQ: FORTY and TASE: FORT), announces today its results of operations for the first quarter of 2008.

Highlights for Q1 2008

•

$423,000 Operating Profit, a significant increase of 41% from the fourth quarter of 2007

•

Sixth consecutive quarter of Operating Profit

•

Approximately $400,000 Cash Flow from Operations, following upon the positive Cash Flow from Operations in 2007

•

Revenue of $10.5 million, a 3.1% increase from the fourth quarter of 2007

•

Signed a major agreement, for $1 million, in Japan

•

Increased pipeline of potential deals with major customers

•

Repurchase of Debentures in Q1 2008 of $2.1 million

•

The increase in Financial Expenses is due to the devaluation of the US Dollar vs. the New Israeli Shekel

U.S. GAAP

•

Operating Profit of $423,000, a 184% increase from the first quarter of 2007 and a significant increase of 41% from the fourth quarter of 2007

Non-GAAP

•

Operating Profit of $522,000, a turn around from the Operating Loss of $2,000 in the First Quarter of 2007, and a significant increase  of 35% from $386,000 in the Fourth Quarter of 2007

U.S. GAAP results include amortization of capitalized software developments, capitalization of software development costs, and stock-based compensation expenses.

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Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table.  For a complete reconciliation, please refer to the tables at the end of this release.

U.S. Dollars in thousands, except per share amounts

	For the three months ended
	03/31/2008	03/31/2007
	(Unaudited)	(Unaudited)
U.S. GAAP
Revenues	10,491	11,007
Operating profit	423	149
Net loss	(1,200)	(405)
Basic and diluted loss per share	(0.06)	(0.03)

Non-GAAP
Revenues	10,491	11,007
Operating profit (loss)	522	(2)
Net loss	(1,101)	(556)
Basic and diluted loss per share	(0.05)	(0.04)

Roni Al-Dor, President and CEO, commented "We report our sixth consecutive quarter of operating profit. We also report approximately $400,000 positive cash flow from operations for the first quarter of 2008.  We are now benefitting from our past activities to increase efficiencies at each of our subsidiaries. We have stabilized our ship and are sailing forward. We have increased our lead generation and face several promising opportunities that we expect will become signed agreement in 2008.  Due to the devaluation of the US Dollar against the New Israeli Shekel, we had an increase in finance expenses which created an increase in our Net Loss."

Mr. Al-Dor added, "We thank our customers, our investors and our employees for the good news we report today. We believe that our positive trend will continue and that we will have more good news to report to you in the future."

Comment Regarding Non-GAAP

Sapiens' management believes that the presentation of non-GAAP measures can enhance the understanding of the company’s ongoing economic performance, and provides useful information to investors regarding financial and business trends relating to the company’s financial condition and results of operations. Sapiens therefore uses internally the non-GAAP information to evaluate and manage the Company’s operations.

This non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Sapiens believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Sapiens' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Sapiens' results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of GAAP to Non-GAAP Results at the end of this release.

FOR ADDITIONAL INFORMATION:

Roni Giladi

Roni Al-Dor

Chief Financial Officer

Chief Executive Officer

Sapiens International

Sapiens International

Tel: +972-8-938-2721

Tel: +972-8-938-2721

E-mail: IR.Sapiens@sapiens.com

E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY  and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	03/31/2008	12/31/2007
	(Unaudited)	(Unaudited)
Assets

Cash and cash equivalents	$10,523	$13,125
Trade receivables, net	8,722	7,549
Other current assets	1,810	1,835
Total current assets	21,055	22,509

Property and equipment, net	1,158	1,219
Other assets, net	29,731	28,804

Total assets	$ 51,944	$ 52,532

Liabilities and shareholders' equity

Short-term bank credit and current maturities
of long-term debt and convertible debentures	$8,184	$9,456
Trade payables	1,481	1,088
Other liabilities and accrued expenses	9,292	8,375
Deferred revenue	4,322	4,203
Total current liabilities	23,279	23,122

Long-term debt and other long-term liabilities	1,450	1,132
Convertible debentures	5,440	6,428
Shareholders' equity	21,775	21,850

Total liabilities and shareholders' equity	$ 51,944	$ 52,532

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

For the three months ended
	03/31/2008	03/31/2007

	(Unaudited)	(Unaudited)

Revenues	$ 10,491	$ 11,007

Cost of revenues	$ 6,256	$ 7,076

Gross Profit	4,235	3,931

Operating expenses
Research and development, net	$ 790	$ 490
Selling, marketing, general and administrative (a)	$ 3,022	$ 3,292

Operating Profit	423	149

Financial expenses, net	$ 1,183	$ 424
Other expenses, net (b)	$ 440	$ 130

Net Loss	$ 1,200	$ 405

Basic and diluted loss per share (c)	$ 0.06	$ 0.03

Weighted average shares used to compute -
basic and diluted loss per share (c)	21,550	14,854

Note

a: Certain prior year's amounts have been reclassified and corrected to conform with current year presentation

b: Includes taxes, equity losses, minority interest and capital losses due to repurchase of debentures.

c: Due to the net loss in the three month period ended March 31, 2007 and 2008 the inclusion of dilutive securities would be antidilutive.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation of GAAP to Non-GAAP results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended
	03/31/2008	03/31/2007
	(Unaudited)	(Unaudited)
GAAP operating profit	423	149
Amortization of intangibles	960	1,183
Capitalization of software development	(876)	(1,341)
Stock-based compensation	15	7
Total adjustments to GAAP	99	(151)
Non-GAAP operating profit (loss)	522	(2)

GAAP net loss	(1,200)	(405)
Total adjustments to GAAP as above	99	(151)
Non-GAAP net loss	(1,101)	(556)

Non-GAAP basic loss per share	(0.05)	(0.04)
Weighted average number of ordinary shares used in computing basic net loss per ordinary share	21,550	14,854

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  May 20, 2008

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary